UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     1-6563

SAFECO CORPORATION

(Exact name of registrant as specified in its charter)

Safeco Plaza

1001 Fourth Avenue

Seattle, Washington 98154

(206) 545-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

$300,000,000 of 4.875% Senior Notes due 2010

$204,000,000 of 7.25% Senior Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

There is only one holder of record of the Common Stock.

There are only 46 holders of record of the 4.875% Senior Notes.

There are only 45 holders of record of he 7.25% Senior Notes.

Pursuant to the requirements of the Securities Exchange Act of 1934, Safeco Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 22, 2008	By:	/s/ Christopher C. Mansfield
		Name: Title:	Christopher C. Mansfield Senior Vice President and General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.